

Mail Stop 3720

August 1, 2006

Via U.S. Mail and Fax
Mr. William Trubeck
Chief Financial Officer
H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

      RE: **H&R Block, Inc.**
             Form 10-K/A amendment No. 2 for year ended April 30, 2005
             Filed March 31, 2006
             Form 10-Q's for quarters ending July 31, 2005, October 31, 2005 and
             January 31, 2006
             File No. 1-06089

Dear Mr. Trubeck:

      We have reviewed your supplemental response letter dated July 21, 2006 and have the following comments. As noted in our comment letter dated May 5, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

      Form 10-Q/A for the quarter ended January 31, 2006
      Note 6. Mortgage Banking Activities, page 9

1. Tell us the range of estimated fair values for your MSRs that you received from the three different independent valuation experts referred to at page 2 of your response. Also tell us the fair value you determined for your MSRs using your revised assumptions.

2. To help us understand the basis for your revised assumptions, please provide us with a more extensive discussion of the following items:

    • In your response, you provided a table of key assumptions at page 3. Please tell us whether the items in the column labeled "Previous Company Assumptions" are based on assumptions included in independent third party valuations of your MSRs. If so, tell us whether the independent third parties changed these assumptions in subsequent valuation reports that you used to determine your revised assumptions.

- It is unclear why there has been a substantial decrease in the adequate compensation assumptions. Please discuss your understanding of the underlying economics that resulted in this decrease.

- You state that you prepared an analysis of the average actual number of days of prepayment interest shortfall over the prior eight month period. Tell us your basis for using an eight month period, instead of analyzing a longer period. Tell us how you determined the previous assumption of 15 days. Explain the underlying economic drivers that resulted in the decrease in the number of days from 15 to 5.45 days. Tell us the range of prepayment interest shortfall days estimated by third parties in their valuations.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director